Mail Stop 3561

                                                November 3, 2005

W. Douglas Field
Boardwalk Pipeline Partners, LP
3800 Frederica Street
Owensboro, Kentucky 42301

      Re:	Boardwalk Pipeline Partners, LP
      Amendment No. 4 to Registration Statement on Form S-1
      Filed October 31, 2005
      File No. 333-127578

Dear Mr. Field:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recent Developments, page 2
1. We note your disclosure that certain municipalities and local distribution companies that were impacted by hurricanes Katrina and
Rita are primarily served under firm transportation and storage contracts and, as a result, are still obligated to pay capacity reservation charges notwithstanding the reduced throughput.
Please
tell us, and, disclose if material, the amount of receivables that you have recorded under such contracts that are outstanding as of September 30, 2005 here and under "Risk Factors" on page 24. Additionally, please disclose the portion of the $366 million of capacity revenue charges you expect to earn from these impacted customers during the twelve months ended September 31, 2006 under "Risk Factors" on page 24 and "Cash Distribution Policy and Restrictions on Distributions" under the subheading "Assumptions and
Considerations" on page 55. Further, please provide like disclosure within your "Management`s Discussion and Analysis and Results of Operations" for the nine months ended September 30, 2005.

Cash Distribution Policy and Restrictions on Distributions, page
45

Limitations on Our Ability to Make Quarterly Distributions, page
45
2. We note your responses to comments 3 and 4 in our letter dated October 28, 2005, and we note the additional discussion of the debt covenant ratios. Please also disclose, here and in your tables, that a default on the payment of any indebtedness in excess of $25 million will also limit your ability to make distributions, as stated on page
37. Please similarly revise your Management`s Discussion and Analysis disclosure on page 87 under "Events of Default."

Exhibit 1.1. Form of Underwriting Agreement
3. We note that Section 7(n)(iv) of the underwriting agreement provides that the obligation of the underwriters to purchase shares may be terminated upon the occurrence of "a change in general economic, political or financial conditions." Please note that market out clauses which permit an underwriter to terminate its obligation to purchase the offered securities based on the occurrence of nonmaterial events affecting the issuer or the securities markets in general are inappropriate in the context of a firm commitment underwriting. Please revise or advise us.

*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.











      You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or William Choi, Accounting Branch Chief, at (202) 551-3716,
if you have questions regarding comments on the financial statements and related matters. Please contact Peggy Kim, Staff Attorney, at
(202) 551-3411, or David Mittelman, Legal Branch Chief, at (202)
551-
3214 or me at (202) 551-3720 with any other questions.


								Sincerely,



								H. Christopher Owings
								Assistant Director


cc:	Alan P. Baden, Esq.
	Michael Swidler, Esq.
	Vinson & Elkins L.L.P.
	Via Facsimile
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W. Douglas Field
Boardwalk Pipeline Partners, LP
November 3, 2005
Page 1